UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission File Number 000-11773

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings and Profit Sharing Plan and Trust Agreement

of Alfa Mutual Insurance Company

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

Alfa Corporation

2108 E. South Blvd

Montgomery, Al 36106

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Savings and Profit Sharing Plan and Trust Agreement

      of Alfa Mutual Insurance Company:

We have audited the accompanying statements of net assets available for benefits of the Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company as of December 30, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company as of December 30, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 30, 2003 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia

May 21, 2004

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT

OF ALFA MUTUAL INSURANCE COMPANY

Statements of Net Assets Available for Benefits

December 30, 2003 and 2002

	2003	2002
Assets
Investments:
At fair value:
Alfa Corporation Common Stock Fund	$16,465,895	13,815,356
Loans to participants	3,198,905	2,935,779
Mutual funds	65,263,018	45,763,675
Common/collective trusts	18,865,777	18,327,006

	103,793,595	80,841,816
Receivables:
Contributions receivable – employee	492,218	479,157
Contributions receivable – employer	279,491	332,469

Net assets available for benefits	$104,565,304	81,653,442

See accompanying notes to financial statements.

2

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT

OF ALFA MUTUAL INSURANCE COMPANY

Statements of Changes in Net Assets Available for Benefits

Years ended December 30, 2003 and 2002

	2003	2002
Investment income (loss):
Interest and dividends	$1,603,151	1,425,070
Net appreciation (depreciation) in fair value of investments	15,109,591	(15,926,932)

Total investment income (loss)	16,712,742	(14,501,862)
Employee contributions	6,334,033	6,756,545
Employer contributions	3,687,723	4,028,163
Rollovers	414,826	116,597
Distributions to participants	(4,217,832)	(5,743,115)
Administrative expenses	(19,630)	(111,814)

Net increase (decrease) in net assets	22,911,862	(9,455,486)
Net assets available for benefits:
Beginning of year	81,653,442	91,108,928

End of year	$104,565,304	81,653,442

See accompanying notes to financial statements.

3

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT

OF ALFA MUTUAL INSURANCE COMPANY

Notes to Financial Statements

December 30, 2003 and 2002

(1)	Plan Description

The following brief description of Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company (the Plan) is provided for general information only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established by the board of directors of The Alfa Mutual Insurance Company’s (the Company), under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company, Alfa Services, Inc., and Creative Consultants, Inc. The Plan is funded by voluntary employee and employer contributions.

Participation in the Plan is available to all eligible employees of the Company and its affiliates, hereinafter referred to as “Employer.” The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Contributions to the Plan are made by both participants and the Employer. Participants may elect to contribute a whole percentage of their gross payroll which is not less than 1% and not greater than 50%, subject to regulatory limitations. The Employer makes discretionary matching contributions to the Plan based on all or a portion of the employees’ pretax contribution.

For 2003, the Employer match was the greater of: (A) 100% of the salary deferrals that do not exceed 3% of compensation plus 50% of salary deferrals between 3% and 5% of compensation or (B) 100% of the first $1,000 of the salary deferral; however, in no case may the matching contribution exceed 6% of compensation.

(c)	Participant Accounts

An account is maintained for each participant in the Plan. The participants’ accounts are credited with the participants’ contributions, their allocated portion of the Employer contributions, and investment earnings which are allocated based on account balances. Distributions, withdrawals, investment losses, and allocated expenses are subtracted from the account balances.

(d)	Vesting

Participants who enter the Plan after January 1, 2000 are immediately vested in Employer contributions. Employer contributions for Participants who entered the Plan prior to January 1, 2000 are subject to a five-year vesting schedule (year 1 – 10%; year 2 – 20%; year 3 – 30%; year 4 – 40%; year 5 – 100%). For the years ended December 30, 2003 and 2002, forfeited accounts totaled $2,038 and $11,000, respectively.

(e)	Distributions

Participants may receive a distribution equal to the vested value of their account upon death, disability, retirement, or termination of either the participant’s employment or the Plan. Distributions

4	(Continued)

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT

OF ALFA MUTUAL INSURANCE COMPANY

Notes to Financial Statements

December 30, 2003 and 2002

may be made in the form of a lump-sum cash payment, partial lump-sum payment and part installment payments, or installment payments over a specified period of time.

(f)	Loans

Participants may borrow funds from their accounts in the Plan subject to limitations set forth in the Plan agreement. A loan may not be for less than $1,000 and not more than the lesser of either one-half of the employee’s vested account balance or $50,000, reduced by the highest outstanding loan balance during the one-year period preceding the loan date. Interest rates are determined by the Plan using the prime rate plus one percentage point at the time the loan is requested. Interest rates ranged from 5.00% to 10.50% at December 31, 2003 and 5.75% to 10.50% at December 31, 2002.

(g)	Agreement with Trustee

SEI Private Trust Company (SEI) is the Plan trustee. The Company pays most administrative expenses incurred by the Plan.

(h)	Investment Options

Participants may direct their contributions and any related earnings or losses thereon into various investment options including mutual funds, common/collective trusts, or Company stock. The underlying assets of mutual funds and common/collective trusts are invested in publicly traded debt, equity, and other securities options.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Financial Statements

The financial statements of the Plan have been prepared in conformity with U.S. generally accepted accounting principles using the accrual method of accounting.

(b)	Investments

Investments are stated at estimated fair value. Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the Plan year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Shares of mutual funds are valued at quoted market prices. Common/collective trusts are stated at fair value as determined by the trustee, which is based on the fair value of the underlying assets held by the trusts.

Purchases and sales of securities are reflected on a trade-date basis. Gain or loss on sales of securities is based on the specific identification method. Dividends and interest are recorded when earned. The Plan presents in the statement of changes in net assets available for benefits the appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The Plan provides for investments in various investment securities that in general are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

5	(Continued)

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT

OF ALFA MUTUAL INSURANCE COMPANY

Notes to Financial Statements

December 30, 2003 and 2002

(c)	Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(d)	Benefit Payments

Benefits are recorded when paid.

(e)	Fair Value of Financial Instruments

The carrying amounts for cash and receivables approximated their fair value due to the short-term nature of these instruments.

(3)	Plan Administration Expenses

Expenses of plan administration paid by the Plan for the years ended December 30, 2003 and 2002, were $19,630 and $111,814, respectively.

(4)	Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets available benefits as of December 30, 2003 and 2002 are as follows:

	2003		2002
	Number of units	Amount	Number of units	Amount
Alfa Corporation Common Stock Fund	805,888	$16,465,895	765,368	$13,815,356
SEI Stable Asset Fund	18,865,777	18,865,777	18,327,005	18,327,006
SEI Diversified Conservative Fund	708,742	7,243,347	646,322	5,933,240
SEI Diversified Global Stock Fund	579,364	5,903,724	584,176	4,609,149
SEI Large Cap Growth Fund	1,610,136	27,839,249	1,607,497	22,247,758
SEI Small Cap Growth Fund	756,444	12,209,011	739,884	7,532,024

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Collective/common trust	$—	(459,629)
Mutual funds	13,213,830	(16,598,331)
Alfa Corporation Common Stock	1,895,761	1,131,028

Total investments	$15,109,591	(15,926,932)

6	(Continued)

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT

OF ALFA MUTUAL INSURANCE COMPANY

Notes to Financial Statements

December 30, 2003 and 2002

(5)	Related-Party Transactions

Certain Plan investments were invested in shares of mutual funds managed by SEI (trustee). Such investments involving the trustee qualify as party-in-interest transactions. Fees paid by the Plan to the trustee for the investment management services amounted to $7,596 for the year ended December 30, 2002. There were no fees paid by the Plan to the trustee for investment management services during 2003. Additionally, at December 30, 2003 and 2002, the Plan owned $16,465,895 (805,888 shares) and $13,815,356 (765,368 shares), respectively, in Company stock.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.

(7)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 30, 2001, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC as of the financial statement dates.

7

Schedule 1

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT

OF ALFA MUTUAL INSURANCE COMPANY

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 30, 2003

Identity of issue, borrower lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
Common/collective trusts:
* SEI Stable Asset Fund	18,865,777 shares	$18,865,777
Mutual funds:
* SEI Diversified Conservative Fund	708,742 shares	7,243,347
* SEI Diversified Global Stock Fund	579,364 shares	5,903,724
* SEI International Equity	49,959 shares	471,612
* SEI Large Cap Growth Fund	1,610,136 shares	27,839,249
* SEI Large Cap Value Fund	127,801 shares	2,421,828
* SEI S&P 500 Index Fund	99,990 shares	3,414,668
* SEI Small Cap Growth Fund	756,444 shares	12,209,011
* SEI Small Cap Value Fund	66,314 shares	1,293,793
* SEI Core Fixed Income Fund	289,833 shares	3,057,735
* SEI Diversified Conservative Income Fund	9,479 shares	104,179
* SEI Diversified Global Moderate Growth Fund	73,752 shares	796,517
* SEI Diversified Global Growth Fund	44,978 shares	507,355
Stocks:
* Alfa Corporation Common Stock	805,888 shares	16,465,895
* Loans to participants	Interest rates range from 5.00% to 10.5% and
	various maturities from 1 to 29 years	3,198,905

		$103,793,595

*	Indicates party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

8

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SAVINGS AND PROFIT SHARING PLAN AND TRUST AGREEMENT OF ALFA MUTUAL INSURANCE COMPANY

By:	/S/ STEPHEN G. RUTLEDGE
Stephen G. Rutledge Senior Vice President and CFO

Date: June 25, 2004